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                                                                   Exhibit 99(5)

Contact: RAOUL J. WITTEVEEN
         (212) 916-3261

                                  NEWS FOR IMMEDIATE RELEASE


              INTERPOOL, INC. REPORTS RECORD 2ND QUARTER INCOME PER SHARE OF $0.33 AS COMPARED WITH $0.31 FOR PRIOR YEAR


PRINCETON, NJ, JULY 28, 1998 -- Interpool, Inc. (NYSE: IPX) reported today that its 1998 second quarter net income per share (on a diluted basis) was a record 33 cents, as compared with 31 cents for the same period in 1997. Revenues during the second quarter of 1998 were $44,506,000 up 12% from $39,784,000 in the second quarter of 1997.

For the first half of 1998, Interpool's net income per share was 61 cents (on a diluted basis), as compared with income per share before extraordinary loss and premium paid on redemption of preferred stock of 60 cents, for the same period in 1997. Revenues during the first half of 1998 were $87,338,000, up 12% from $77,960,000 in the first half of 1997.

Martin Tuchman, Chairman and Chief Executive Officer, commented that the second quarter results were encouraging and reflected the soundness of the Company's business strategy.

At the end of the second quarter, the Company's container fleet has grown to approximately 445,000 container TEUs (twenty-foot-equivalent units) with utilization at 99%, while the chassis fleet has grown to approximately 69,000 units, with utilization at 96%.

Interpool conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the second quarter of 1998, the Interpool Limited international container division's contribution to consolidated income increased to $8,189,000 from $7,636,000 for the second quarter of 1997. The domestic intermodal division's contribution to consolidated income was $1,185,000 during the second quarter of 1998, versus $1,191,000 for the prior year. Revenues for the second quarter of 1998 from the Interpool Limited international container division increased to $22,590,000 while revenues from the domestic intermodal division rose to $21,916,000.
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INTERPOOL 2Q98                      7/28/98                              PAGE 2


During the six months ended June 30, 1998, the Interpool Limited international container division's contribution to consolidated income rose to $15,803,000 from $15,097,000 in 1997, while the domestic intermodal division's contribution decreased to $1,681,000 from $2,824,000. Revenues for the first half of 1998 from Interpool Limited international container division increased to $44,368,000 from $42,498,000 in 1997, while revenues from the domestic intermodal division rose to $42,970,000 from $35,462,000.

As previously announced, Interpool joined with Apollo Management IV, L.P. ("Apollo") in entering into a definitive merger agreement providing for the recapitalization of XTRA Corporation ("XTRA"), a leading lessor of freight transportation equipment, including over-the-road trailers, marine containers, intermodal trailers, chassis and domestic containers. In connection with the merger and recapitalization, the Company (through its affiliate Atlas Capital Partners LLC ("Atlas") will be investing $73.1 million in new equity of XTRA, representing a 22.5% interest in XTRA. It is expected that following the merger and recapitalization, the Company (through Atlas) and Apollo will own approximately 90% of XTRA and XTRA's existing shareholders will own the remaining 10%. The merger, which is expected to be consummated later this year, is subject to customary conditions, including the approval of XTRA stockholders, the availability of contemplated financing and the expiration of Hart-Scott-Rodino waiting periods.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

         This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.


                               ***TABLE FOLLOWS***
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                                 INTERPOOL, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
                                   (UNAUDITED)

                                                               THREE MONTHS                   SIX MONTHS
                                                                   ENDED                          ENDED
                                                                  JUNE 30,                       JUNE 30,
                                                           1998            1997            1998            1997
                                                           ----            ----            ----            ----
REVENUES                                                 $ 44,506        $ 39,784        $ 87,338        $ 77,960

LEASE OPERATING AND ADMINISTRATIVE EXPENSES                10,451           9,352          21,370          17,695
DEPRECIATION AND AMORTIZATION OF LEASING EQUIPMENT         10,349           8,691          20,076          17,222
OTHER INCOME                                                 (113)           (427)           (331)           (756)
                                                         --------        --------        --------        --------

EARNINGS BEFORE INTEREST AND TAXES                         23,819          22,168          46,223          43,799
INTEREST EXPENSE, NET                                      12,845          11,666          26,039          22,728
                                                         --------        --------        --------        --------

INCOME BEFORE TAXES AND EXTRAORDINARY LOSS                 10,974          10,502          20,184          21,071
PROVISION FOR INCOME TAXES                                  1,600           1,675           2,700           3,150
                                                         --------        --------        --------        --------

INCOME BEFORE EXTRAORDINARY LOSS                            9,374           8,827          17,484          17,921

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT, NET OF
    APPLICABLE TAXES OF $225                                   --              --              --             328
                                                         --------        --------        --------        --------

NET INCOME                                               $  9,374        $  8,827        $ 17,484        $ 17,593
                                                         ========        ========        ========        ========


INCOME PER SHARE BEFORE EXTRAORDINARY LOSS AND
  PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK:
       BASIC                                                $0.34           $0.32           $0.63           $0.63
       DILUTED                                              $0.33           $0.31           $0.61           $0.60

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT:
       BASIC                                                   NA              NA              NA          ($0.01)
       DILUTED                                                 NA              NA              NA          ($0.01)

PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK (1):
       BASIC                                                   NA              NA              NA          ($0.25)
       DILUTED                                                 NA              NA              NA          ($0.22)

NET INCOME PER SHARE:
       BASIC                                                $0.34           $0.32           $0.63           $0.37
       DILUTED                                              $0.33           $0.31           $0.61           $0.36


WEIGHTED AVERAGE SHARES OUTSTANDING:
        BASIC                                              27,561          27,552          27,556          26,939
        DILUTED                                            28,629          28,444          28,569          30,109

(1) Represents a non-recurring charge of $6,716 to retained earnings for the excess of the redemption price of 5 -3/4% Cumulative Convertible Preferred Stock over the carrying amount expressed as amount per share.